Prospectus Supplement dated September 29, 2005 (To Prospectus dated September 29, 2005)

$1,157,738,200 (Approximate)

Mortgage Pass-Through Certificates, Series 2005-7

Citigroup Mortgage Loan Trust Inc.

Depositor

Countrywide Home Loans Servicing LP

SunTrust Mortgage Inc.

GreenPoint Mortgage Funding, Inc.

National City Mortgage Co.

Wells Fargo Bank, N.A.

Servicers

CitiMortgage, Inc.

Master Servicer and Trust Administrator

Citibank, N.A.

Paying Agent, Certificate Registrar and Authenticating Agent

The second bullet point on page S-83 in the definition of “Fraud Loss Amount” is deleted in its entirety and replaced with the following:

“after the second anniversary of the cut-off date and prior to the fifth anniversary of the cut-off date an amount equal to 1.00% of the aggregate principal balance of the related mortgage loans as of the cut-off date minus the aggregate amounts allocated through subordination with respect to Fraud Losses on the related mortgage loans up to the related date of determination.”

The definition of “Servicing Fee Rate” on page S-90 is deleted in its entirety and replaced with the following:

“The Servicing Fee Rate on the Group 1 Mortgage Loans and the Group 2 Mortgage Loans will vary from Mortgage Loan to Mortgage Loan and range from 0.250% per annum to 0.375% per annum. The Servicing Fee Rate on certain of the Group 2 Mortgage Loans serviced by Countrywide Servicing will step-up from 0.250% to 0.375% per annum on the initial adjustment date.”

The definition of “Trigger Amount” on page S-92 is deleted in its entirety and replaced with the following:

“The Trigger Amount for Collateral Pool 1 and Collateral Pool 2 and for any distribution date occurring after the seventh anniversary of the closing date will be as follows:

•

for any distribution date on or after the seventh and prior to the eighth anniversary of the first distribution date, 30% of the initial sum of the Certificate Principal Balances of the related Subordinate Certificates;

•

for any distribution date on or after the eighth and prior to the ninth anniversary of the first distribution date, 35% of the initial sum of the Certificate Principal Balances of the related Subordinate Certificates;

•

for any distribution date on or after the ninth and prior to the tenth anniversary of the first distribution date, 40% of the initial sum of the Certificate Principal Balances of the related Subordinate Certificates;

•

for any distribution date on or after the tenth and prior to the eleventh anniversary of the first distribution date, 45% of the initial sum of the Certificate Principal Balances of the related Subordinate Certificates; and

•	for any distribution date on or after the eleventh anniversary of the first distribution date, 50% of the initial sum of the Certificate Principal Balances of the related Subordinate Certificates.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered certificates or determined that this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

Citigroup